DXI Reports Q3 2018 Results

VANCOUVER, BRITISH COLUMBIA, October 30, 2018 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three and nine month periods ended September 30, 2018.

Q3 2018 Key Financial and Operating Highlights are:

1.	Increased gross oil and natural gas revenues by 16% to $570,000 from $492,000 for the comparative period ended September 30, 2017;

2.	Increased operating netback for oil by 47% to $29.60 per bbl from $20.07 per bbl for the comparative period ended September 30, 2017;

3.	Reduced G&A expenses by 20% to $290,000 from $361,000 for the comparative period ended September 30, 2017; and

4.

Subsequent to the end of Q3, the Company closed $520,000 in new senior secured convertible debt (refer to the news release dated October 3, 2018 and Subsequent Event”, note 16 to the Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2018).

CORPORATE SUMMARY – THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

OPERATIONS	Three months ended September 30,			Nine months ended September 30,
	2018	2017	Change	2018	2017	Change
Production
Oil and natural gas liquids (bbls/d)	71	71	0%	65	80	-19%
Natural gas (mcf/d)	789	955	-17%	877	1,251	-30%
Combined (BOE/d)	203	230	-12%	211	288	-27%

Realized sales prices
Oil and natural gas liquids ($/bbl)	64.95	49.10	32%	63.46	56.78	12%
Natural gas ($/mcf)	1.99	1.98	1%	2.16	2.91	-26%

Operating expenses
Oil operations ($/bbl)	28.70	22.55	27%	34.69	22.16	57%
Natural gas operations ($/mcf)	3.20	2.91	10%	3.49	2.93	19%

Operating netback
Oil operations ($/bbl) (1)	29.60	20.07	47%	21.45	26.85	-20%
Natural gas operations ($/BOE) (2)	-7.93	-7.24	10%	-8.90	-1.59	460%

General and administrative expenses ($/BOE)	15.56	17.05	-9%	17.46	14.84	18%

Notes:
(1)

Increase for the three months ended September 30, 2018 was due to the rise in realized oil prices. Decrease for the nine months ended September 30, 2018 was due to the decline in oil production. This was partially offset by the rise in realized oil prices.

(2)

Increase in negative operating netback was due to the severe decline in natural gas prices at Woodrush, B.C. combined with the requirement to pay certain fixed transportation and processing costs despite the shutting-in of related natural gas production.

FINANCIAL (CA$ thousands, except per share)	Three months ended September 30,			Nine months ended September 30,
	2018	2017	Change	2018	2017	Change

Revenue	570	492	16%	1,644	2,227	-26%
Royalties	51	67	-24%	165	255	-35%

Cash flow(1)	-293	-441	-34%	-1,322	-1,067	24%
Cash flow per share (basic)	-0.00	-0.01	-100%	-0.01	-0.02	-32%
Cash flow per share (diluted)	-0.00	-0.01	-100%	-0.01	-0.02	-32%

Net loss	625	753	-17%	2,893	3,924	-26%
Basic loss ($/common share)	0.01	0.01	0%	0.03	0.07	-60%
Diluted loss ($/common share)	0.01	0.01	0%	0.03	0.07	-60%

Capital expenditures, net of dispositions	50	19	163%	744	182	309%

Weighted average common shares outstanding (thousands)
Basic	103,606	63,974	62%	103,606	56,810	82%
Diluted	103,606	63,974	62%	103,606	56,810	82%

Debt, net of working capital				10,421	8,650	20%

Note 1: “Cash flow” is a non-IFRS measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non-IFRS Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-IFRS MEASURE

	Three months ended		Nine months ended
	September 30,		September 30,
(CA$ thousands)	2018	2017	2018	2017

Cash flows from (used in) operating activities	(3)	(541)	(408)	(783)
Change in operating working capital	(290)	100	(914)	(284)
Cash flow	(293)	(441)	(1,322)	(1,067)

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company actively producing in Colorado’s Piceance Basin (24,407 net lease acres) and the Peace River Arch region in British Columbia (13,093 net lease acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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